January 6, 2009

09045086

SEC Mail Processing Section

JAN 08 2009

Washington, DC 111

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of ~~Thailand of Shin Corporation Public Company Limited~~

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 001/2009**

  Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV, V) in December 2008

  Date: January 6, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Panapichon A

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

PROCESSED
JAN 16 2009
THOMSON REUTERS

Enclosure

dw 1/13

January 6, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 001/2009**

  Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV, V) in December 2008

  Date: January 6, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Panapichon A.

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
January 6, 2009

SH 001/2009

January 6, 2009

Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in December 2008

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	Grant III	Grant IV	Grant V
The number of warrants (units)	13,660,200	16,000,000	14,256,100
Issuing Date	May 31, 2004	May 31, 2005	July 31, 2006
Exercise Price (Baht/Share)	31.209	36.271	33.761
Exercise Ratio (warrant : common share)	1:1.16663	1:1.15134	1 : 1.11608
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant III, IV and V) in December 2008, as follows;

Outstanding of ESOP	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	-	-
No. of remaining unexercised warrants (units)	9,138,700	16,000,000	14,256,100
No. of shares derived from this exercise (shares)	-	-	-
No. of remaining shares reserved for warrants (shares)	11,613,177	19,445,000	15,756,100

END